540 Gaither Road, Suite 400
Rockville, MD 20850

May 14, 2020

VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Tim Buchmiller

Re:	Cerecor Inc.
Registration Statement on Form S-3
Filed May 12, 2020
File No. 333-238197

Ladies and Gentlemen:
Cerecor Inc., a Delaware corporation (the “Registrant”), hereby requests that the Securities and Exchange Commission take appropriate action to make the Registration Statement on Form S-3 (File No. 333-238197) effective as of 4:05 p.m. Eastern Time, Monday, May 18, 2020, or as soon thereafter as practicable. The Registrant respectfully requests that its legal counsel be notified when this request for acceleration has been granted by contacting via telephone call or email, Andrew J. Gibbons (Tel: 919-786-4038; E-mail: agibbons@wyrick.com).

The Registrant understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Registrant is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours,

CERECOR INC.

By:	/s/ Christopher Sullivan
Name: Christopher Sullivan
Title: Interim Chief Financial Officer